Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No.1 to Registration Statement No. 333-160412 on Form F-3 of our reports dated June 26, 2009, relating to the financial statements and financial statement schedule of Top Ships Inc. and subsidiaries (the "Company"), (which report expresses an unqualified opinion and includes an explanatory paragraph regarding substantial doubt about the Company's ability to continue as a going concern), and the effectiveness of the Company's internal control over financial reporting, appearing in the Annual Report on Form 20-F of Top Ships Inc. and subsidiaries for the year ended December 31, 2008, and to the reference to us under the heading "Experts" in the Prospectus, which is part of such Registration Statement.

/s/ Deloitte. Hadjipavlou, Sofianos, & Cambanis S.A.
Athens, Greece
July 24, 2009